Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Bed Bath & Beyond Inc.:
We consent to the use of our report dated April 29, 2014, with respect to the consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of March 1, 2014 and March 2, 2013, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended March 1, 2014, and the related financial statement schedule, and our report dated April 29, 2014 with respect to the effectiveness of internal control over financial reporting as of March 1, 2014 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the Registration Statement.
/s/ KPMG LLP
KPMG LLP
Short Hills, New Jersey
July 7, 2014